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                                 EXHIBIT 23.1


CONSENT OF INDEPENDENT ACCOUNTANTS
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We consent to the incorporation by reference in this Form 10-K of National
Surgery Centers, Inc. of our report dated February 6, 1998, included in the 1997 Annual Report to Shareholders of National Surgery Centers, Inc.

Our audits also included the financial statement schedule of National Surgery Centers, Inc. listed in Item 14(a). This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



                                           Ernst & Young


February 6, 1998
Chicago, Illinois